MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

20 December, 2002

MOL and Yukos concluded an agreement concerning the Zapadno-Malobalyk field

MOL Hungarian Oil and Gas hereby announces that on December 19, 2002 in Moscow it signed the joint venture agreement with OAO NK YUKOS, providing for the joint development and production of the Zapadno-Malobalyk field in Russia. The signing ceremony took place in the presence of Mr Peter Medgyessy, the Hungarian Prime Minister, who was on an official visit to Moscow.

In accordance with the agreement, the project will be implemented by a joint venture company (JV), owned 50:50 by MOL and YUKOS, and incorporated in Russia. The JV will be directed and supervised by a Board of Directors, consisting of three delegates from MOL and three delegates from YUKOS.

The Zapadno-Malobalyk field, with estimated proven recoverable reserves of 20 million tonnes (145 million bbl) of crude oil and further probable reserves, is located in Western Siberia within the territory of the Khanty-Mansiysk Autonomous Region. The field has operable pipeline and transportation infrastructure.

Daily production from the field has recently reached 19,000 barrels per day (bpd). Plateau rate (55,000 bpd) will be reached by 2005. The partners plan to invest approximately USD 300-350 million for full field development of the project.

YUKOS and MOL began negotiations over the joint exploitation of the Zapadno-Malobalyk field in 1999. Initially the parties intended to enter into a production sharing agreement (PSA), however, in mid-2001 due to the lengthy negotiation process required for the conclusion of a PSA, the partners decided to proceed with development of the field under the present License regime.

This extension of the YUKOS-MOL cooperation allows both parties to pool their knowledge of the most sophisticated and up-to-date technologies applied in the optimal production of oil fields. By implementing the project, MOL expects to double its annual oil production and will increase the security of its oil supplies through the strengthening of its relationship with YUKOS.

For further information, please contact:

Rupert Foster		Investor Relations	+ 36 1 464 4725
facsimile:			+ 36 1 464 1335
György Felkai		MOL Communications	+ 36 1 464 1016
Catriona Cockburn		Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

dlw 1/14

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

18 December 2002

MOL Hungarian Oil and Gas plc announces that Mr. József Kudela, member of Supervisory Board sold 119 MOL shares at HUF 5,535 each on the Budapest Stock Exchange on 10 December 2002, with the assistance of CA IB Securities Ltd. as investment service provider.

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

18 December, 2002

Fuel Quality Development Project at MOL Plc.

On 18th December 2002, MOL Plc. concluded a contract with the German corporation, Uhde-Edelenau, in the value of HUF 20 Billion regarding the construction of a gas oil desulphurization unit. As a result of this investment the gas oil produced and marketed by MOL Plc. will be practically sulphur-free from the 1st of January, 2005, meeting the tightening quality specifications of the European Union.

The project will be implemented under an EPC (Engineering-Procurement-Construction) structure. The selection of the partner was made following a competitive bidding process, in which many internationally recognised corporations with proven capabilities and experience took part.

The new facility will be completed by the second half of 2004, and production is scheduled to start in the fourth quarter of the same year.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communications	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

16 December, 2002

Share distribution to MOL employees

MOL Hungarian Oil and Gas Company announces that it transferred a further 3,336 shares as a year-end bonus to various employees' security deposit accounts. The shares were distributed as part of the share distribution program announced on 2 December 2002 in accordance with the Collective Agreement. Shares were credited to those accounts that were opened since the last transfer date, 6 December 2002.

MOL also announces that it distributed additional 246 shares to 19 further employees as a year-end bonus.

No treasury shares were purchased in the period between 10 December 2002 and 16 December 2002 based on the share purchase order made on 2 August 2002. Therefore following the above mentioned share transfers MOL's stock of treasury shares decreased to 5,168,290 shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

16 December 2002

MOL Hungarian Oil and Gas plc and the Human resources director of MOL announce that the Human resources director sold 257 MOL shares at HUF 5,600 each on the Budapest Stock Exchange on 16 December 2002, with the assistance of Magyar Külkereskedelmi Bank Rt. as investment service provider.